UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2021

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On May 28, 2021, ObsEva SA appointed Brian O’Callaghan and Anne VanLent to the board of directors effective immediately, along with Catarina Edfjäll, Ph.D., effective June 30, 2021, replacing Jim Healy, Rafaele Tordjman and Barbara Duncan who have stepped down from the board. In addition, Anne VanLent was appointed as chair of the audit committee of the board of directors, and Catarina Edfjäll was appointed as a member of the compensation, nominating and corporate governance committee of the board of directors.

On June 1, 2021, ObsEva SA updated its corporate presentation that it intends to use in conferences and meetings with investors. A copy of the presentation is furnished with this Report on Form 6-K as Exhibit 99.2 and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-221462 and 333-233069) of ObsEva SA (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629 and 333-249457) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated May 31, 2021.

99.2	Corporate Presentation dated June 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: June 1, 2021	By:	/s/ Brian O’Callaghan
	Name	Brian O’Callaghan
	Title:	Chief Executive Officer